UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                          Commission File Number 0-6106

(Check One):

[ ] Form 10-K   [ ] Form 20-F    [ ] Form 11-K    [X] Form 10-Q   [ ] Form N-SAR

         For Period Ended:                  June 30, 1998

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

     For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I -- REGISTRANT INFORMATION

                           UNITED LEISURE CORPORATION
                           --------------------------
                            Full Name of Registrant


                            -----------------------
                           Former Name if Applicable


                                 18081 MAGNOLIA
                                 --------------
           Address of Principal Executive Office (Street and Number)


                            FOUNTAIN VALLEY, CA 92708
                            -------------------------
                            City, State and Zip Code

                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable effort or expense
and the  registrant  seeks relief  pursuant to Rule   12b-25(b),  the  following
should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(ATTACH EXTRA SHEETS IF NEEDED)

Financial information from the Company's equity investment, United Hotel & Casino, L.L.C., a Delaware limited liability company, has not been provided to the Company on a timely basis. As a result, there is a delay in preparing the Company's financial information for inclusion in its Quarterly Report on Form 10-QSB.


                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     LANCE JON KIMMEL, ESQ.               (310)                   274-8300
     ----------------------            -----------            ------------------
           (Name)                      (Area Code)            (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See EXHIBIT 1.


                           UNITED LEISURE CORPORATION
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   August 14, 1998                   By  /s/ HARRY SHUSTER
    -------------------                     --------------------
                                            Harry Shuster, Chairman of the Board

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

Exhibit 1

The net loss for the quarter ended June 30, 1998 is expected to be approximately $1,200,000, compared to approximately $1,076,000 for the same period last year. The increase in net loss during the quarter ended June 30, 1998 was primarily due to the realized loss from write-down of investment in Grand Havana Enterprises, Inc., an affiliate of the Company, in the amount of approximately $946,000, partially offset by revenue from licensing fees in the amount of approximately $411,000 from Genisys Reservations Systems, Inc. ("Genisys"), that amount being the value of the shares of unregistered common stock of Genisys received by the Company in connection with the Company's licensing of its travel-related interactive technology.